Exhibit 99.1

Aurora Cannabis Announces Full Year and Fiscal 2026 Fourth Quarter Results with Record Annual Revenue and Adjusted EBITDA¹

NASDAQ | TSX: ACB

  Achieves Record Annual Global Medical Cannabis Net Revenue1 of $288.6 million, representing 18% YoY growth
  Delivers Record Annual Adjusted EBITDA1 of $53.8 million, representing 32% YoY growth
  Completes Accretive Acquisition of Safari Flower Company in April, an established EU-GMP Manufacturer, adding Critical Capacity to Serve Growing Profitable International Markets
  Maintains Strong Balance Sheet with ~$164.7 million of Cash, Short Term Investments and Cash Equivalents2 with no Debt

EDMONTON, AB, June 11, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the fourth quarter and fiscal year 2026 periods ending March 31, 2026.

FY26 Q4 EARNINGS RESULTS

"During fiscal year 2026, we exceeded our projection for global medical cannabis net revenue1 led by double-digit growth in Europe and delivered on our expectation for Adjusted EBITDA1  with both at record outcomes. Our performance validates Aurora's global medical cannabis strategy which has positioned us as a leading provider in Canada, Europe, Australia, and New Zealand," said Executive Chairman and Chief Executive Officer for Aurora, Miguel Martin.

"We believe Aurora's leadership in medical cannabis is built upon our regulatory expertise, extensive and recently expanded supply network of EU-GMP certified facilities, and proven commercial execution. We are confident that these attributes create a competitive advantage as we navigate the evolving industry dynamics to maintain and expand global market share, while driving international growth," concluded Mr. Martin.

[1] This news release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Cash Equivalents refers to cash, restricted cash and cash equivalents.

Fourth Quarter 2026 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q4 2026 and Q4 2025 results and are in Canadian dollars and reflects only the results of continuing operations, unless otherwise noted.

On February 17, 2026, the Company completed the divestiture of its 50.1% ownership interest in Bevo Agtech Inc. ("Bevo"). As such, Bevo has been excluded from the Company's Q4 2026 continuing results, along with comparative figures, due to its classification as a discontinued operation.)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $84.8 million, as compared to $76.8 million in the prior year period. The 10% increase from the prior year period was mainly due to 14% growth in our global medical cannabis business and higher wholesale bulk cannabis net revenue, offset by lower quarterly net revenue1 in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 60% in Q4 2026 and 65% in the prior year period. Adjusted gross profit before FV adjustments1 was $50.5 million in Q4 2026 compared to $50.2 million in the prior year period.

Medical Cannabis:
Medical cannabis net revenue1 was $77.1 million, a 14% increase from the prior year period, delivering 91% of Aurora's Q4 2026 consolidated net revenue1 and 101% of adjusted gross profit before fair value adjustments1.

The increase in medical cannabis net revenue1 of $9.3 million was primarily due to higher sales in Germany, related to increased market size, and growth in Poland, along with higher revenue in Canada to insured patients related to broader portfolio offerings.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue1 was 66% for the three months ended March 31, 2026, compared to 71% in the prior year period. The year-over-year decrease was due to higher sales with lower margins and strategic price reductions.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $3.6 million, compared to $8.2 million in the prior year period. The decrease was due to our strategic shift to focus on Canadian and international medical cannabis and wind down our consumer business.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 22%, a decrease from 27% compared to the prior year period. The decrease is primarily due to higher input costs related to third-party sourcing.

Adjusted Selling, General and Administrative ("Adjusted SG&A"):
Adjusted SG&A1 was $40.3 million for the three months ended March 31, 2026, compared to $35.4 million in the prior year period. The increase compared to the prior year period relates to increased headcount, higher contract labour in Europe and Australia, an expected credit loss of $1.9 million due to the insolvency of two customers and additional professional fees relating to public company costs incurred in the fourth quarter of the fiscal year.

Net Income (Loss):
Net loss from continuing operations for the three months ended March 31, 2026 was $27.6 million compared to a net loss of $12.1 million for the prior year period. The increase in net loss from continuing operations of  $15.4 million was primarily related to other expenses of $1.7 million in the current period, compared to other income of $11.9 million in the prior year period. This was slightly offset by an increase in gross profit of $2.5 million.

Adjusted Net Income:
Adjusted net income1 was $5.6 million for the three months ended March 31, 2026 compared to $15.3 million for the prior year period. The $9.7 million decrease primarily relates to an increase in adjusted SG&A of $4.9 million, a decrease in foreign exchange gains and interest income, of $10.3 million and $4.5 million, respectively.

Adjusted EBITDA:
Adjusted EBITDA1 was $9.2 million for the three months ended March 31, 2026 compared to $14.1 million for the prior year period.

Free Cash Flow:
Free cash flow was $0.3 million compared to $5.2 million in the prior year quarter. Free cash flow decreased by $4.9 million primarily due to a decrease in gross profit before fair value adjustments of  $5.3 million.

Strategic Business Update

Plant Propagation:
On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo Agtech Inc and Bevo Farms Ltd. pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo for preferred shares of Bevo. On February 17, 2026, the transaction closed, resulting in the disposal of the Company's 50.1% ownership interest in Bevo and loss of control. The financial results of Bevo are no longer consolidated in Aurora's financial statements subsequent to the closing of the transaction.

Safari Flower Company Acquisition:
On April 15, 2026, the Company acquired Safari Flower Company ("Safari"), through a share purchase acquisition, for total consideration of $26.5 million, subject to customary closing adjustments. The consideration is composed of $15 million in cash and 2,417,180 Common Shares with an approximate fair value of $11.5 million. Included in the total consideration is contingent consideration totaling $2 million upon satisfying certain GMP certifications.

The acquisition of Safari provides the Company with a 59,000 square foot EU-GMP certified indoor cultivation and manufacturing facility to supply cannabis to key international markets while reducing reliance on third party purchases.

Fiscal Full Year 2027 Outlook:
Our outlook reflects the strategic changes we have made in exiting our low margin Canadian Consumer and Plant Propagation businesses, which will allow the Company to reallocate resources to focus on global medical cannabis. We believe this is our highest return opportunity to create value.

Over the next few quarters, we are purposely investing in our international business through strategic sales initiatives and EU GMP capacity expansion to support growth in our most profitable markets. These efforts are expected to help offset the impact of margin reductions in our Canadian medical business, following the reduction in government reimbursed pricing, effective April 1, 2026.

  Total Net Revenue1 is expected to decline and be more in line with our Cannabis Net Revenue results in fiscal year 2025, following the changes in Canadian medical partially offset by international growth, driven by Germany and Poland.
  Adjusted Gross Margin before FV adjustments1 are expected to be in the mid to high fifties, driven by higher revenue contributions from Europe and the exit from the lower margin businesses. These benefits will partially offset lower margins in Canadian Medical.
  Adjusted SG&A1 is expected to remain broadly in line with the prior fiscal year.
  Adjusted EBITDA1 is expected to vary quarter over quarter, leading to lower annual adjusted EBITDA1 compared to the prior fiscal year. This change in expectations is due to the revisions in reimbursed pricing that drive lower net revenue and adjusted gross profits contributions.

Key Quarterly Financial Results

($ thousands)	Three months ended
	March 31, 2026	December 31, 2025	$ Change	% Change	March 31, 2025	$ Change	% Change
Financial Results(3)
Net revenue (1)	84,816	82,893	1,923	2%	76,768	8,048	10%
Medical cannabis net revenue (1)	77,096	76,247	849	1%	67,776	9,320	14%
Consumer cannabis net revenue (1)	3,645	5,160	(1,515)	(29%)	8,166	(4,521)	(55%)
Adjusted gross margin before FV adjustments on total cannabis net revenue(1)	60%	66%	N/A	(6%)	65%	N/A	(5%)
Adjusted gross margin before FV adjustments on medical cannabis net revenue(1)	66%	69%	N/A	(3%)	71%	N/A	(5%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue(1)	22%	28%	N/A	(6%)	27%	N/A	(5%)
Adjusted SG&A expense(1)	40,254	34,867	5,387	15%	35,403	4,851	14%
Adjusted EBITDA (1)	9,227	18,371	(9,144)	(50%)	14,056	(4,829)	(34%)
Adjusted net income (1)	5,581	11,711	(6,130)	(52%)	15,272	(9,691)	(63%)
Free cash flow (1)	316	18,569	(18,253)	(98%)	5,249	(4,933)	(94%)

Balance Sheet
Working capital (1)	330,523	299,901	30,622	10%	367,465	(36,942)	(10%)
Cannabis inventory and biological assets (2)	169,629	191,064	(21,435)	(11%)	193,980	(24,351)	(13%)
Total assets	601,087	775,292	(174,205)	(22%)	852,666	(251,579)	(30%)

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the Annual MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(2)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies and consumables.
(3)	Results shown are from continuing operations. On February 17, 2026, the Company completed the divestiture of its 50.1% ownership interest in Bevo. As such, Bevo has been excluded from the Company's Q4 2026 continuing results, along with comparative figures, due to its classification as a discontinued operation.

Conference Call

Aurora will host a conference call today, Thursday, June 11, 2026, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Thursday, June 11, 2026
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

 Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's fiscal 2026 results; statements under the heading "Fiscal Full Year 2027 Outlook ", including, but not limited to, those related to expectations for net revenue, adjusted gross margin before FV adjustments, adjusted EBITDA, and adjusted SG&A; statements regarding the Company's long-term outlook, ability to respond to changing global market dynamics and ability to mitigate the impact of margin reductions in the Canadian medical business; statements regarding the Company's global medical cannabis leadership and anticipated growth in the Company's international medical business; and statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things,  assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis ,and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 11, 2026 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com  and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY26 Q4 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended			Years ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	28,314	28,250	26,751	112,116	107,432
International medical cannabis net revenue	48,782	47,997	41,025	176,524	137,010
Total medical cannabis net revenue(1)	77,096	76,247	67,776	288,640	244,442

Consumer cannabis net revenue(1)	3,645	5,160	8,166	23,548	40,033

Wholesale bulk cannabis net revenue(1)	4,075	1,486	826	8,405	4,436

Total net revenue(1)	84,816	82,893	76,768	320,593	288,911

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the Annual MD&A, including information on reconciliation to the most directly comparable IFRS measures.

Adjusted EBITDA

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended			Years ended
	March 31, 2026	December 31, 2025(3)	March 31, 2025(3)	March 31, 2026	March 31, 2025(3)
Net income (loss) from continuing operations	(27,566)	6,317	(12,128)	(58,619)	27,050
Income tax expense (recovery)	(538)	97	3,285	2,095	4,245
Other expense (income)	1,673	2,322	(11,925)	9,862	(20,861)
Share-based compensation	689	(551)	3,786	7,293	12,930
Depreciation and amortization	3,871	4,583	3,379	16,228	15,430
Business development costs	850	443	624	1,975	3,435
Inventory and biological assets fair value and impairment adjustments	20,487	1,306	21,953	50,419	(20,969)
Business transformation costs (1)	9,761	3,854	5,082	24,555	19,610
Adjusted EBITDA (2)	9,227	18,371	14,056	53,808	40,870

(1)	Business transformation related charges include costs related to closed facilities, certain IT project costs, sublease income, severance and retention costs in connection with the exit of the consumer market, legal provisions and costs associated with the retention of certain medical aggregators.
(2)	Adjusted EBITDA is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the Annual MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(3)	Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted Net Income

The following is the Company's adjusted net income (loss):

($ thousands)	Three months ended			Years ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Net income (loss) from continuing operations	(27,566)	6,317	(12,128)	(58,619)	27,050
Inventory and biological assets fair value and impairment adjustments	20,487	1,306	21,953	50,419	(20,969)
Business development costs	850	443	624	1,975	3,435
Impairment of property, plant and equipment	2,246	4	--	2,775	(696)
Impairment of intangible assets and goodwill	--	--	--	13,186	--
Deferred tax expense - impairment of intangible assets and goodwill	--	--	--	5,856	--
Business transformation costs (1)	9,564	3,641	4,823	23,746	18,401
Adjusted net income (2)	5,581	11,711	15,272	39,338	27,221

(1)	Business transformation costs include certain IT project costs, severance and retention costs in connection with the exit of the consumer market, legal provision and costs associated with the retention of certain medical aggregators.
(2)	Adjusted net income is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the Annual MD&A, including information on reconciliation to the most directly comparable IFRS measures

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
General and administration	29,540	23,861	25,078	106,567	91,323
Sales and marketing	16,022	14,860	15,407	59,641	56,170
Business transformation costs (2)	(5,308)	(3,854)	(5,082)	(20,105)	(19,610)
Adjusted SG&A (1)	40,254	34,867	35,403	146,103	127,883

(1)	Adjusted SG&A is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the Annual MD&A, including information on reconciliation to the most directly comparable IFRS measures.
(2)	Business transformation costs include certain IT project costs, severance and retention costs in connection with the business transformation plan and costs associated with the consumer channel exit

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Years ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(9,410)	9,517	(2,969)	1,386	4,764
Changes in non-cash working capital	11,823	10,573	9,736	(9,214)	14,205
Net cash provided by (used in) operating activities from continuing operations	2,413	20,090	6,767	(7,828)	18,969
Less: maintenance capital expenditures(1)	(2,097)	(1,521)	(1,518)	(6,425)	(8,084)
Free cash flow(2)	316	18,569	5,249	(14,253)	10,885

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the Annual MD&A, including information on reconciliation to the most directly comparable IFRS measures.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Total current assets	397,453	445,836	488,548
Total current liabilities	(66,930)	(145,935)	(149,807)
Working capital	330,523	299,901	338,741

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 11-JUN-26